April 10, 2009

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Mr. Daniel Morris

Attorney-Advisor

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	News Corporation
Form 10-K for the Fiscal Year Ended June 30, 2008
Filed August 13, 2008
File No. 001-32352
Definitive Proxy Statement on Schedule 14A
Filed August 19, 2008
File No. 001-32352

Dear Mr. Morris:

On behalf of News Corporation (the “Company”), this letter supplements our discussions with the Staff in response to the Staff’s letter of comment, dated March 27, 2009, relating to the Company’s definitive proxy statement filed with the Securities and Exchange Commission on August 19, 2008. Due to the expiration of Peter Chernin’s employment agreement and his announced departure from the Company, no future equity awards will be made to named executive officers as a result of the contractual provisions that in fiscal year 2008 allowed named executive officers to receive grants of equity awards if non-NEO executives achieved business unit-focused performance targets pursuant to the Non-NEO Equity Award Program. As noted in our prior correspondence, Mr. Chernin’s employment agreement required an equity award to be made to him in an amount at least equal to the highest award made to any other executive of the Company so long as the Company made a broad-based grant of equity awards to other executives of the Company. Accordingly, in fiscal year 2008 an award to any one of the 404 executives in the Company’s 24 business units eligible to receive awards pursuant to the Non-NEO Equity Award Program triggered an equity award to Mr. Chernin. Mr. DeVoe’s employment agreement provides that if a senior executive of the Company receives an equity award pursuant to a broad-based grant of equity awards, Mr. DeVoe would also be entitled to receive an award. As noted above, Mr. Chernin’s contract will expire before the Non-NEO

News Corporation

April 10, 2009

Equity Award Program grants are made with respect to fiscal year ending 2009. In addition, the employment agreement in effect for Mr. DeVoe at the time the Non-NEO Equity Award Program grants are made with respect to fiscal year ending 2009 will not entitle Mr. DeVoe to receive an award triggered by the grant of awards under the Non-NEO Equity Award Program in the same manner that grants in fiscal year 2008 were made. Based on the foregoing, the Company respectfully submits that the business unit-focused performance targets are not material to the Company’s current compensation programs and that disclosure of such targets is not required.

Sincerely,

/s/ Amy Bowerman Freed

Amy Bowerman Freed

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